UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 9)

SR Telecom Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, No Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

78464P208
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

November 2, 2007
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 31 Pages)




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		**224,073,581
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**224,073,581
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**224,073,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**28.91%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by certain DDJ Affiliates (as defined herein), and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B IV Capital Partners, L.P.
	71-0882125
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		**149,004,476
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**149,004,476
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**149,004,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**19.34%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by B IV Capital Partners, L.P, and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Capital IV, LLC
	04-3575350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		**149,004,476
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**149,004,476
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**149,004,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**19.34%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by B IV Capital Partners, L.P, and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		14,934,281
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		14,934,281
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	14,934,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
1.98%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ October Fund Onshore Feeder, Limited Partnership
	20-2557823
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		**4,106,800
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**4,106,800
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**4,106,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**0.54%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by DDJ October Fund Onshore Feeder, Limited Partnership, and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October OS Investment Sub II, Ltd.
	98-0499351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**3,033,337
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**3,033,337
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**3,033,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**0.40%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by October OS Investment Sub II, Ltd., and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ October Fund Offshore Feeder, L.P.
	98-00451975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**3,033,337
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**3,033,337
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**3,033,337
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**0.40%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by October OS Investment Sub II, Ltd., and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan



1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		**22,074,417
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**22,074,417
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**22,074,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**2.90%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by DDJ October Fund Onshore Feeder, Limited Partnership and October OS Investment Sub II, Ltd., and no conversion of Convertible Term A Loan by other holders of the Convertible Term A
Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario OS Investment Sub I, Ltd.
	98-0508435
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**8,610,497
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**8,610,497
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**8,610,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.13%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub I, Ltd., and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ/Ontario Credit Opportunities Fund, L.P.
	98-0496623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**8,610,497
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**8,610,497
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**8,610,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.13%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub I, Ltd., and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP DDJ/Ontario Credit Opportunities, L.P.
	98-0496663
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**8,610,497
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**8,610,497
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**8,610,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.13%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub I, Ltd., and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Credit Opportunities, Ltd.
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [   ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Bermuda

NUMBER OF	7	SOLE VOTING POWER
SHARES		**8,610,497
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		**8,610,497
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	**8,610,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
**1.13%
14	TYPE OF REPORTING PERSON *
CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** Assumes conversion of Convertible Term A Loan (as defined herein) beneficially owned only by DDJ/Ontario OS Investment Sub I, Ltd., and no conversion of Convertible Term A Loan by other holders of the Convertible Term A Loan



        This Amendment No. 9 to Schedule 13D ("Amendment No. 9")
should be read in conjunction with the Schedule 13D dated October 3,
2005, the Amendment No. 1 to Schedule 13D dated February 2, 2006, the Amendment No. 2 to Schedule 13D dated December 21, 2006, the
Amendment No. 3 to Schedule 13D dated July 6, 2007, the Amendment
No. 4 to Schedule 13D dated September 10, 2007, the Amendment No. 5 to Schedule 13D dated September 17, 2007, the Amendment No. 6 to
Schedule 13D dated September 25, 2007, the Amendment No. 7 to
Schedule 13D dated September 28, 2007, and the Amendment No. 8 to
Schedule 13D dated October 10, 2007 (collectively, the "Schedule 13D")
as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain
affiliates (collectively, the "DDJ Affiliates", as described below).   This
Amendment No. 9 amends the Schedule 13D only with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

        This Amendment No. 9 and the Schedule 13D have been filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) to report beneficial ownership of common shares, no par value (the "Shares") of SR Telecom Inc. (the "Issuer").

	This filing of Amendment No. 9 and the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

        Preliminary Note: Since the filing of Amendment No. 8 to
Schedule 13D on October 10, 2007, the DDJ Affiliates in the aggregate have disposed of 147,000 Shares of the Issuer as further detailed on Annex
1 attached hereto. In addition, as previously reported, certain of the DDJ Affiliates own in the aggregate CDN$10,165,091.86 principal amount of convertible term A loans owed by the Issuer (the "Convertible Term A Loans"). Such Convertible Term A Loans and certain other amounts
(including any paid-in-kind interest on such Convertible Term A Loans) owing under the Amended and Restated Credit Agreement (as defined below) had, prior to June 27, 2007, been immediately convertible into Shares under the prior Credit Agreement at a conversion rate of CDN
$0.17 per Share, subject to adjustment. Pursuant to the Amended and Restated Credit Agreement dated June 27, 2007 among the Issuer, BNY
Trust Company of Canada as Administrative Agent and the Lenders named therein (the "Amended and Restated Credit Agreement"), the terms of the Convertible Term A Loans were amended so that they are now convertible upon the earlier to occur of (i) December 31, 2007, or (ii) in the event that an offer to acquire at least 50.1% of the Issuer's Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. As of the date hereof, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), which provides that a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, certain of the DDJ Affiliates may be deemed to be the beneficial owner of the Shares into which the Convertible Term
A Loans and any other amounts owing under the Amended and Restated
Credit Agreement (including any paid-in-kind interest) may be converted. Accordingly, as of the date hereof, certain of the DDJ Affiliates own in the aggregate 224,073,581 Shares, such amount representing 28.91% of the issued and outstanding Shares of the Issuer (assuming no holders of Convertible Term A Loans or other convertible loans issued under the Amended and Restated Credit Agreement other than the DDJ Affiliates mentioned herein convert any such loan). More specifically, such amount and percentage assumes conversion by certain of the DDJ Affiliates of CDN$10,165,091.86 principal amount of Convertible Term A Loan and CDN$1,596,216.15 paid-in-kind interest on the Convertible Term A Loans into 69,184,165 Shares in the aggregate. For further information regarding the Convertible Term A Loans, see Amendment No. 3 to the Schedule
13D.

ITEM 2.	IDENTITY AND BACKGROUND:
        Item 2 is deleted in its entirety and amended as set forth below.

        This statement is being filed jointly by each of the following persons (collectively, the "Reporting Persons"): DDJ Capital Management, LLC, a Massachusetts limited liability company ("DDJ"); B IV Capital Partners, L.P., a Delaware limited partnership ("B IV"); GP Capital IV, LLC, a Delaware limited liability company ("GP IV"); The October Fund, Limited Partnership, a Massachusetts limited partnership ("October Fund"); October G.P., LLC, a Delaware limited liability company ("October GP"); DDJ October Fund Onshore Feeder, Limited Partnership, a Massachusetts limited partnership ("October Onshore"); DDJ October Fund Offshore Feeder, L.P., a Bermuda limited partnership ("October Offshore"); October OS Investment Sub II, Ltd., a Bermuda limited liability company ("October OS"); DDJ/Ontario OS Investment Sub I, Ltd., a Bermuda limited liability company ("Ontario OS"); DDJ/Ontario Credit Opportunities Fund, L.P., a Bermuda limited partnership ("DDJ/Ontario Fund"); GP DDJ/Ontario Credit Opportunities, L.P., a Bermuda limited partnership ("GP DDJ/Ontario"); and GP Credit Opportunities, Ltd., a Bermuda limited liability company ("GP Credit Opportunities").

        GP IV is the general partner of, and DDJ is the investment manager for, B IV, an investment fund managed by DDJ.

        October GP is the general partner of, and DDJ is the investment manager for, each of October Fund, October Onshore, and October
Offshore. DDJ is also the investment manager for October OS. October Onshore serves as the domestic feeder fund for October Fund, an investment fund managed by DDJ. October OS is a wholly-owned subsidiary of October Offshore, which serves as the offshore feeder fund for October Fund.

        DDJ is the investment manager for each of Ontario OS and DDJ/Ontario Fund. Ontario OS is a wholly-owned subsidiary
DDJ/Ontario Fund. GP DDJ/Ontario is the general partner of DDJ/Ontario Fund. GP Credit Opportunities is the general partner of GP DDJ/Ontario.

          DDJ is also the investment manager for two separate accounts on behalf of an institutional investor (collectively, the "Accounts"), and serves as the investment adviser to DDJ High Yield Fund (formerly known as DDJ Canadian High Yield Fund), a closed-end investment trust established under the laws of the Province of Ontario, Canada ("DDJ Canadian"). B IV, GP IV, October Fund, October GP, October Onshore, October Offshore, October OS, Ontario OS, DDJ/Ontario Fund, GP DDJ/Ontario, and GP Credit Opportunities, together with the Accounts and DDJ Canadian, shall be referred to herein as the DDJ Affiliates.

	The Shares described herein are either presently held by the DDJ Affiliates or are otherwise issuable by the Issuer upon conversion of the Convertible Term A Loan. Each of B IV, October Onshore, October OS, Ontario OS, and the Accounts have purchased a portion of the Convertible Term A Loan, as more fully described in Item 4. The principal office of each of the Reporting Persons is located at 130 Turner Street, Building 3, Suite 600, Waltham, MA 02453.

        The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons is set forth on Annex A hereto.

        Within the past five years, none of the Reporting Persons named in this Item 2 or, to the best of their knowledge, the persons listed on Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

        Please reference Annex 1, which sets forth the details of certain dispositions of Shares by the DDJ Affiliates since the most recent filing of Amendment No. 8 to Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION:

	The first paragraph of Item 4 is amended and restated as set forth below:

        Certain of the DDJ Affiliates own in the aggregate
CDN$10,165,091.86 principal amount of Convertible Term A Loans.
Such Convertible Term A Loans and certain other amounts owing under the Amended and Restated Credit Agreement (including, as of the date hereof, $1,596,216.15 of paid-in-kind interest on the Convertible Term A Loans) are convertible by the DDJ Affiliates at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms and conditions of the Amended and Restated Credit Agreement, upon the earlier to occur of (i) December 31, 2007, or (ii) in the event that an offer to acquire at least 50.1% of the Issuer's Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. As of the date of this filing, because the Convertible Term A Loans may be converted into Shares within 60 days of the date of the Amendment No. 9, pursuant to Rule 13d-3, certain of the DDJ Affiliates are deemed to beneficially own in the aggregate 224,073,581 Shares, such amount representing approximately 28.91% of the issued and outstanding Shares of the Issuer. Such amount and percentage assumes conversion of CDN$10,165,091.86 principal amount of Convertible Term A Loan and $1,596,216.15 paid-in-kind interest on the Convertible Term A Loans into 69,184,165 Shares. For more information regarding the terms of the Convertible Term A Loans and the Amended and Restated Credit
Agreement, see the Preliminary Note to this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

        According to information contained in the Notice of Annual Meeting Management Proxy Circular as filed by the Issuer on Form 6-K on August 13, 2007, the number of Shares outstanding was 754,992,769 as of the close of business as of August 1, 2007.

        Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	B IV beneficially owns, and GP IV, and DDJ beneficially
own, as general partner and investment manager, respectively, of B IV, 149,004,476 Shares, or approximately 19.34% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $7,163,828.15 principal amount of Convertible Term A Loans and $1,124,930.06 paid-in-kind interest on the Convertible Term A Loans into 48,757,401 Shares.

        October Fund beneficially owns 14,934,281 Shares, or
approximately 1.98% of the outstanding Shares of the Issuer.   October
Onshore beneficially owns 4,106,800 Shares, or approximately .54% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $603,403.88 principal amount of Convertible Term
A Loans and $94,752.06 paid-in-kind interest on the Convertible Term A Loans into 4,106,800 Shares. October OS beneficially owns 3,033,337 Shares, or approximately .40% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $445,682.18 principal amount of Convertible Term A Loan and $69,985.07 paid-in-kind interest on the Convertible Term A Loans into 3,033,337 Shares. October
Offshore beneficially owns 3,033,337 Shares, or approximately .40% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $445,682.18 principal amount of Convertible Term
A Loan and $69,985.07 paid-in-kind interest on the Convertible Term A Loans held by October OS into 3,033,337 Shares. October GP and DDJ beneficially own, as general partner and investment manager, respectively, of October Fund, October Onshore, October OS and October Offshore, 22,074,471 Shares, or approximately 2.90% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $603,403.88 principal amount and $445,682.18 principal amount of Convertible Term A Loan held by October Onshore and October OS, respectively, and paid-in-kind interest on the Convertible Term A Loans of $94,752.06 and $69,985.07 held by October Onshore and October OS, respectively, into 7,140,136 Shares in the aggregate.

        Ontario OS beneficially owns 8,610,497 Shares, or approximately 1.13% of the outstanding Shares of the Issuer. DDJ/Ontario Fund, as parent of Ontario OS, beneficially owns 8,610,497 Shares, or approximately 1.13% of the outstanding Shares of the Issuer. GP DDJ/Ontario, GP Credit Opportunities and DDJ, as general partner of DDJ/Ontario Fund, general partner of GP DDJ/Ontario, and investment manager of Ontario OS and DDJ/Ontario Fund, respectively, beneficially own 8,610,497 Shares, or approximately 1.13% of the outstanding Shares of the Issuer. Such amounts and percentages assumes conversion of $1,265,123.20 principal amount of Convertible Term A Loans and $198,661.31 paid-in-kind interest on the Convertible Term A Loans held by Ontario OS into 8,610,497 Shares.

        DDJ, as investment adviser to DDJ Canadian, may be deemed to beneficially own 32,405,808 Shares, or approximately 4.29% of the outstanding Shares of the Issuer.

        DDJ, as investment manager to the Accounts, may be deemed to beneficially own 11,978,382 Shares, or approximately 1.58% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of $687,054.45 principal amount of Convertible Term A Loans and $107,887.64 paid-in-kind interest on the Convertible Term A Loans held by the Accounts into 4,676,130 Shares.

        Accordingly, DDJ, as investment manager to B IV, October Fund, October Onshore, October OS, Ontario OS and the Accounts, and as investment adviser to DDJ Canadian, may be deemed to beneficially own 224,073,581 Shares, or approximately 28.91% of the outstanding Shares of the Issuer. Such amount and percentage assumes conversion of CDN$10,165,091.86 principal amount of Convertible Term A Loan and $1,596,216.14 paid-in-kind interest on the Convertible Term A Loans into 69,184,165 Shares.




ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Annex 1	Information With Respect to Transactions of Shares
During the Past 60 Days or Since the Most Recent
Filing on Schedule 13D
	Exhibit A	Business Address and Principal Occupation of
members of DDJ
Exhibit B	Joint Filing Agreement


Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DDJ CAPITAL MANAGEMENT, LLC

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory


B IV CAPITAL PARTNERS, L.P.
By:  GP Capital IV, LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory


GP CAPITAL IV, LLC
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory




THE OCTOBER FUND, LIMITED PARTNERSHIP
By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory


OCTOBER G.P., LLC
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory


DDJ OCTOBER FUND ONSHORE FEEDER, LIMITED
PARTNERSHIP
By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory



DDJ OCTOBER FUND OFFSHORE FEEDER, L.P.
By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

OCTOBER OS INVESTMENT SUB II, LTD.
By:  DDJ Capital Management, LLC, in its capacity
	as investment manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory


DDJ/ONTARIO OS INVESTMENT SUB I, LTD.
By:  DDJ Capital Management, LLC, in its capacity
	as investment manager

By:	/s/ Jackson S. Craig
	Jackson S. Craig
	Authorized Signatory

By:	/s/ Joshua L. McCarthy
	Joshua L. McCarthy
	Authorized Signatory

DDJ/ONTARIO CREDIT OPPORTUNITIES FUND, L.P.
By:  GP DDJ/Ontario Credit Opportunities Fund, L.P.,
        its General Partner
By:  GP Credit Opportunities, Ltd., its General Partner

By:	/s/ John J. Russell
	John J. Russell
	Alternate Director


GP DDJ/ONTARIO CREDIT OPPORTUNITIES FUND, L.P.,
By:  GP Credit Opportunities, Ltd., its General Partner

By:	/s/ John J. Russell
	John J. Russell
	Alternate Director


GP CREDIT OPPORTUNITIES, LTD.

By:	/s/ John J. Russell
	John J. Russell
	Alternate Director




Annex 1

Information With Respect to Transactions of Shares During the Past 60 Days or Since the Most Recent Filing on Schedule 13D

B IV Capital Partners, L.P.






Date
Transaction(1)
Shares
Price/Share ($)(2)
10/10
Sale
95,141
$0.030

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.

The October Fund, Limited Partnership

Date
Transaction(1)
Shares
Price/Share ($)(2)
10/10
Sale
14,173
$0.030

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.

DDJ High Yield Fund






Date
Transaction(1)
Shares
Price/Share ($)(2)
10/10
Sale
30,755
$0.030

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.

Two Accounts




Date
Transaction(1)
Shares
Price/Share ($)(2)
10/10
Sale
6,931
$0.030

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.



EXHIBIT A
===========

	The name and present principal occupation or employment of each member of DDJ Capital Management, LLC ("DDJ") is set forth below.
DDJ is the investment manager or manager, as applicable, for each of the Reporting Persons. The business address of each person and the address of the corporation or organization in which such employment is conducted is c/o DDJ Capital Management, LLC, 130 Turner Street, Building 3,
Suite 600, Waltham, MA 02453. Mr. Breazzano, Mr. Goolgasian, Ms. Mencher, Mr. Craig and Mr. Ranaldi are each U.S. citizens.

NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
====================================================

David J. Breazzano	President and Member of DDJ.

David L. Goolgasian, Jr.	Portfolio Manager and Member of DDJ.

Judy K. Mencher	Member of DDJ.

Jackson S. Craig 	Managing Director and Member of DDJ.

Anthony M. Ranaldi 	Managing Director and Member of DDJ.




EXHIBIT B
===========

JOINT FILING AGREEMENT

The undersigned hereby agree that statements on Schedules 13G and 13D and Forms 3, 4 and 5 with respect to the Shares of SR Telecom Inc. and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) promulgated under the Securities
Exchange Act of 1934, as amended. The undersigned hereby further agree that this Joint Filing Agreement may be included as an exhibit to such statements or amendments. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
                                      Dated as of:  November 5, 2007

                                      DDJ Capital Management, LLC

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory

                                      B IV Capital Partners, L.P.

By:  GP Capital IV, LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory


                                      GP Capital IV, LLC

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory


The October Fund, Limited
Partnership

By:  October G.P., LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory



October G.P., LLC

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory


DDJ October Fund Onshore Feeder,
Limited Partnership

By:  October G.P., LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory




DDJ October Fund Offshore Feeder,
L.P.

By:  October G.P., LLC, its General
Partner

By:  DDJ Capital Management, LLC,
Manager

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory


October OS Investment Sub II, Ltd.

By:  DDJ Capital Management, LLC,
in its capacity as investment manager


                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory




DDJ/Ontario OS Investment Sub I,
Ltd.

By:  DDJ Capital Management, LLC,
in its capacity as investment manager

                                      By:  /s/ Jackson S. Craig
		Jackson S. Craig
                                      	Authorized Signatory

                                      By:  /s/ Joshua L. McCarthy
		Joshua L. McCarthy
                                      	Authorized Signatory

DDJ/Ontario Credit Opportunities
Fund, L.P.

By:  GP DDJ/Ontario Credit
Opportunities Fund, L.P., its General
Partner

By:  GP Credit Opportunities, Ltd.,
its General Partner

                                      By:  /s/ John J. Russell
	John J. Russell
	Alternate Director

GP DDJ/Ontario Credit
Opportunities Fund, L.P., its General
Partner

By:  GP Credit Opportunities, Ltd.,
its General Partner

                                      By:  /s/ John J. Russell
	John J. Russell
	Alternate Director

GP Credit Opportunities, Ltd.

                                      By:  /s/ John J. Russell
	John J. Russell
	Alternate Director

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 31 OF 31 PAGES